September 20, 2021
Robinhood Markets, Inc.
Registration Statement on Form S-1
File No. 333-258474
Dear Mr. McWilliams and Ms. Berkheimer:
This letter sets forth the proposed responses of Robinhood Markets, Inc. (the “Company”) to the comments of staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 16, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to a Registration Statement filed on September 1, 2021 (the “Registration Statement”). In addition to responding to the Staff’s comments as set forth below, the Company intends to file, at a later date, a further amended Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.
Amended Registration Statement on Form S-1
The Staff’s comment is set forth in bold, followed by the Company’s response to the comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Prospectus Summary, page 1
1.Please revise the beginning of your summary disclosure to separately describe the increase in revenues attributed to PFOF and transaction rebates, and to explain the substantial growth in transaction rebates from cryptocurrency trading and its increasing importance to Robinhood. Please make corresponding revisions in your risk factor and MD&A disclosure as appropriate. Please also disclose here the regulatory uncertainty surrounding cryptocurrencies and digital assets, the likelihood of additional regulatory and legislative action in this regard, and the related risks to Robinhood’s business and financial condition, and the impact of those risks to investors.
Response:
In response to the Staff’s comment, the Company intends to revise the disclosure on pages 1 and 2 as follows (with additions shown as bold, underlined text and deletions shown as strikethrough text):
Rather than earning revenue from fixed trading commissions which, before Robinhood introduced commission free trading, had often ranged from $8 to $10 per trade, the significant majority of our revenue is transaction-based. We earn transaction-based revenue from market markers in exchange for routing our users’ equity, option and cryptocurrency trade orders to market makers for execution. With respect to equities and options trading, such fees are known as payment for order flow, or PFOF, and with respect to cryptocurrency trading such fees are known as “Transaction Rebates.”
For the year ended December 31, 2020, revenue derived from PFOF was $691.3 million, representing 72% of our total revenues, and for the three months and six months ended June 30, 2021, revenue derived from PFOF was $216.7 million and $547.8 million, representing 38% and 50% of our total revenues. Revenue derived from PFOF increased by $34.9 million, or 19%, and $274.7 million, or 101%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year. For the year ended December 31, 2020, revenue derived from Transaction Rebates ~~represented 79~~ was $26.7 million, representing 3% of our total revenues, and~~,~~

~~as a result, our~~ for the three months and six months ended June 30, 2021, revenue derived from Transaction Rebates was $233.1 million and $320.7 million, representing 41% and 30% of our total revenues. Revenue derived from Transaction Rebates increased by $227.8 million, or 4,282%, and $311.1 million, or 3,255%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year. The increase in Transaction Rebates was driven primarily by higher daily average revenue trades in cryptocurrencies. For the three and six months ended June 30, 2021, our daily average revenue trades (which we define as the total number of revenue generating trades executed during a given period divided by the number of trading days in that period) increased for cryptocurrencies significantly from the same period in the prior year, from 0.1 million to 2.6 million and from 0.1 million to 2.0 million. Trading activity was particularly high during the first two months of the three months ended June 30, 2021 period, returning to levels more in line with prior periods during the last few weeks of the three months ended June 30, 2021. For the three months ended September 30, 2021, we expect seasonal headwinds and lower trading activity across the industry to result in lower revenues and considerably fewer new funded accounts than in the prior quarter.
Our revenues are currently substantially dependent on ~~these fees~~ PFOF and Transaction Rebates. Our transaction-based revenue model could be harmed by decreased levels of trading generally or by industry or regulatory changes that could tighten spreads on transactions.
In addition, PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC and other regulatory and legislative authorities. These regulators and authorities may adopt additional regulation relating to, or any bans or limitations on, PFOF practices as a result of such heightened scrutiny or otherwise pursue additional inquiries or investigations relating to PFOF practices. Any such restrictions or bans on our ability to collect PFOF could impact the value of our Class A common stock offered by this prospectus. See “Risk Factors—Risks Related to Our Business—Because a

majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity” for more information.
Further, Transaction Rebates from cryptocurrency trading comprised a significant amount of our total revenues (41%) in the second quarter of 2021. However, the second quarter was a record period for cryptocurrency trading on our platform and that level of trading activity may not occur in the future. In addition, the regulatory landscape involving cryptocurrencies is constantly evolving and is subject to change. Future regulatory actions or policies may limit or restrict cryptocurrency usage, custody or trading, or our ability to add new cryptocurrencies to our platform or maintain the cryptocurrencies that we currently offer trading support for on our platform. Any such future regulatory actions or policies may reduce the demand for cryptocurrency trading and may materially decrease our revenue derived from Transaction Rebates in absolute terms and as a proportion of our total revenues, which could adversely affect our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business—Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex and our interpretations of them may be subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business” for more information.

The Company intends to revise the disclosure beginning on page 28 as follows:
Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.
A majority of our revenue is transaction-based, in that we receive consideration in exchange for routing our users’ equity, option and cryptocurrency trade orders to market makers for execution. With respect to equities and options trading, such fees are known as PFOF. With respect to cryptocurrency trading, we receive “Transaction Rebates.” In the case of equities, the fees we receive are typically based on the size of the publicly quoted bid-ask spread for the security being traded; that is, we receive a fixed percentage of the difference between the publicly quoted bid and ask at the time the trade is executed. For options, our fee is on a per contract basis based on the underlying security. In the case of cryptocurrencies, our rebate is a fixed percentage of the notional order value. Within each asset class, whether equities, options or cryptocurrencies, the transaction-based revenue we earn is calculated in an identical manner among all participating market makers. We route equity and option orders in priority to participating market makers that we believe are most likely to give our customers the best execution, based on historical performance (according to order price, trading symbol, availability of the market maker and, if statistically significant, order size), and, in the case of options, the likelihood of the order being filled is a factor as well. For cryptocurrency orders, we route to market makers based on price and availability of the market maker.
For the year ended December 31, 2020, revenue derived from PFOF and Transaction Rebates represented 75% of our total revenues, with 72% of total revenues derived from PFOF and 3% of total revenues derived from Transaction Rebates, and for the three months ended June 30, 2021, represented 79% of our total revenues, with 38% of total revenues derived from PFOF and 41% of total revenues derived from Transaction Rebates. Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten spreads on transactions, which could lead to a decrease in our PFOF earned from market makers. In addition, the regulatory landscape involving cryptocurrencies is constantly evolving and is subject to change, and future regulatory actions or policies may reduce the demand for cryptocurrency trading and may materially decrease our revenue derived from Transaction Rebates in absolute terms and as a proportion of our total revenues. See “Risk Factors—Risks Related to Our Business—Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex and our interpretations of them may be subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business” for more information. Our transaction-based revenue could also be harmed by decreased levels of trading generally.
The Company intends to revise the disclosure beginning on page 29 as follows:
Risks Related to Regulation of PFOF
PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC, state regulators, and other regulatory and legislative authorities. For example, in November 2018, the SEC amended its rules relating to broker-dealer disclosure of order handling and routing to require that, among other things, such public disclosures must now describe additional detail regarding terms of PFOF arrangements and profit-sharing relationships that may influence a broker-dealer’s routing decision, including information about average rebates the broker received from, and fees the broker paid to, market makers. Additionally, our PFOF practices were the subject of a line of critical questioning during a February 18, 2021 U.S. Congressional hearing related to the Early 2021 Trading Restrictions (defined below under “—We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to use on reasonable terms, if at all, may result in stockholder dilution, and may be delayed or prohibited by applicable regulations”), in which our Co-Founder and CEO, Vladimir Tenev, provided testimony. There is no guarantee that the SEC, other regulatory authorities or legislative bodies will not adopt additional regulation or legislation relating to PFOF practices as a result of such heightened scrutiny or otherwise, including regulation that could substantially limit or ban such practices, or pursue additional inquiries or investigations relating to PFOF practices. For example, in May 2019, the SEC’s Division of Enforcement commenced an investigation into our best execution and PFOF practices, alleging that we did not conduct a regular and rigorous review of our execution quality, resulting in certain customers experiencing lower execution quality, and that we made certain materially misleading statements regarding our sources of revenue, which may have misled customers about the extent of our PFOF practices. The investigation resulted in a settlement (in connection with which we neither admitted nor denied those allegations) and payment by our subsidiary, Robinhood Financial LLC (“RHF”), of a $65 million fine in December 2020 and a requirement to retain an independent consultant. Also in December 2020 and in January 2021, putative class actions were filed against us in federal district courts generally relating to the same factual allegations as the SEC matter that settled in December 2020, as described under “Risks Related to Regulation and Litigation—We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.” See “Business—Legal Proceedings.” In an August 2021 interview, Gary Gensler, Chair of the SEC, commented that a full ban of PFOF was “on the table”. Any new or heightened PFOF regulation may result in increased compliance costs and otherwise may materially decrease our transaction-based revenue, and may also make it more difficult for us to expand our platform in certain jurisdictions. Because certain of our competitors either do not engage in PFOF or derive a lower percentage of their revenues from PFOF than we do, any such heightened regulation or ban of PFOF could have an outsize impact on our results of operations. Additionally, if our customers or potential customers believe that they may get better execution quality (including better price improvement) directly from stock exchanges or from our competitors that have different execution arrangements, or if they perceive our PFOF practices to create a conflict of interest between us and them, they may favor our competitors. Furthermore, depending on the nature of any new requirements, heightened regulation could also increase our risk of potential regulatory violations and civil litigation, which could result in fines or other penalties, as well as negative publicity, which could have an adverse effect on our business, financial condition and results of operations. For more information about the regulation of our PFOF practices, see “Business—Regulation—Best Execution.”
The Company intends to revise the disclosure beginning on page 42 as follows:
Recent statements by lawmakers, regulators and other public officials have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices.
Various lawmakers, regulators and other public officials have recently made statements about our business and that of other broker-dealers and signaled an increased focus on new or additional laws or regulations that, if acted upon, could impact our business. Over three days in the spring of 2021, the Committee on Financial Services of the U.S. House of Representatives held hearings on the events surrounding the January 2021 market volatility and disruptions surrounding Gamestop and other “meme” stocks at which various members of Congress expressed their concerns about various market practices, including PFOF and options trading. Gary Gensler, who became chair of the SEC in April 2021, was one of the witnesses at the third hearing, held on May 6, 2021, and in his testimony he indicated that he had instructed the staff of the SEC to study, and in some cases make rulemaking recommendations to the SEC regarding a variety of market issues and practices, including PFOF, so-called gamification, and whether broker-dealers are adequately disclosing their policies and procedures around potential trading restrictions; whether margin requirements and other payment requirements are sufficient; and whether broker-dealers have appropriate tools to manage their liquidity and risk. Chair Gensler also discussed the use of mobile app features such as rewards, bonuses, push notifications and other prompts. Chair Gensler suggested that such prompts could promote behavior that is not in the interest of the customer, such as excessive trading. Chair Gensler also advised that he had directed the SEC staff to consider whether expanded enforcement mechanisms are necessary. Additionally, on June 9, 2021, Chair Gensler remarked at a public conference that he had instructed the SEC staff to make recommendations for the SEC’s consideration on best execution, Regulation National Market System, PFOF (both on-exchange and off-exchange), minimum pricing increments and the National Best Bid and Offer. The regulatory agenda published by the SEC on June 11, 2021, also identified that the SEC would be considering proposing rules in the next year to modernize equity market structure, including possible new rules on PFOF, best execution (amendments to Rule 605), market concentration and certain other practices. The agenda also announced that the SEC might be, at a pre-rule stage, seeking public comments later this year on potential rules related to gamification, behavioral prompts, predictive analytics and differential marketing. In his September 2021 testimony before the U.S. Senate Committee on Banking, Housing and Urban Affairs, Chair Gensler described a number of on-going projects he had instructed SEC staff to pursue related to market structure, including review of PFOF, best execution in the context of the National Best Bid and Offer system and cryptocurrency asset markets and trading platforms.
In addition, on March 18, 2021, FINRA issued a regulatory notice reminding member firms of their obligations with respect to maintaining margin requirements,

customer order handling and effectively managing liquidity, with a particular focus on best execution practices and the need for member firms to make “meaningful disclosures” to inform customers of a firm’s order handling procedures during extreme market conditions. Further, at a public conference on May 19, 2021, FINRA indicated an intention to solicit public feedback, such as through notices or surveys, regarding so-called gamification in order to determine whether to adopt additional guidance or additional rules in that regard. Also, on June 23, 2021, FINRA issued a regulatory notice reminding member firms of the requirement that customer order flow be directed to markets providing the “most beneficial terms for their customers” and indicated that member firms may not negotiate the terms of order routing arrangements in a manner that reduces price improvement opportunities that would otherwise be available to those customers in the absence of PFOF. The impact that this notice may have on the ability of market participants to enter into PFOF arrangements, if any, has not been determined.
To the extent that the SEC, FINRA or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes may not be successful. Any of these outcomes could have an adverse effect on our business, financial condition and results of operations. For more information about the potential impact of legal and regulatory changes, including changes to regulation of PFOF, see “—Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business” and “— Risks Related to Our Business—Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.”
The Company intends to revise the disclosure on page 69 as follows:
A substantial portion of the recent growth in our net revenues earned from cryptocurrency transactions is attributable to transactions in Dogecoin. If demand for transactions in Dogecoin declines and is not replaced by new demand for other cryptocurrencies available for trading on our platform, our business, financial condition and results of operations could be adversely affected.
For the three months ended June 30, 2021, 41% of our total revenue was derived from transaction-based revenues earned from cryptocurrency transactions, compared to 17% for the three months ended March 31, 2021. However, the second quarter of 2021 was a record period for cryptocurrency trading on our platform and that level of trading activity may not occur in the future. While we currently support a portfolio of seven cryptocurrencies for trading, for the three months ended June 30, 2021, 62% of our cryptocurrency transaction-based revenue was attributable to transactions in Dogecoin, as compared to 34% for the three months ended March 31, 2021. As such, in addition to the factors impacting the broader cryptoeconomy described elsewhere in this section, RHC’s business may be adversely affected, and growth in our net revenue earned from cryptocurrency transactions may slow or decline, if the markets for Dogecoin deteriorate or if the price of Dogecoin declines, including as a result of factors such as negative perceptions of Dogecoin or the increased availability of Dogecoin on other cryptocurrency trading platforms.
The Company intends to revise the disclosure beginning on page 69 as follows:
Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex and our interpretations of them may be subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business.
RHC provides users with the ability to buy, hold and sell a limited number of cryptocurrencies, such as Bitcoin, Ethereum and Dogecoin. Cryptocurrencies have experienced significant price volatility, technological glitches and various law enforcement and regulatory interventions. Both domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies. In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Regulation of cryptocurrencies continues to evolve. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and may make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. There is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth and operations of RHC.
RHC currently provides a trading platform for a limited number of cryptocurrencies that we have analyzed under applicable internal policies and procedures and do not believe are securities under the U.S. securities laws. Although our policies and procedures are intended to enable us to make risk-based assessments regarding the likelihood that a particular cryptocurrency could be deemed a security under applicable laws, including federal securities laws, they are not legal determinations as to whether a particular digital asset is a security under such laws. Accordingly, regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC or a court were to determine that a cryptocurrency currently traded on our platform is a “security” under U.S. law. Although the SEC has not asserted that all cryptocurrencies are securities, the SEC Staff has indicated that the determination of whether or not a cryptocurrency is a security depends on the characteristics and use of that particular asset. In addition, the SEC has previously determined that certain cryptocurrencies traded on other platforms are securities, subject to federal securities laws. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations associated with the offer, sale, trading and clearing of such assets. For example, in the United States, securities (and therefore any cryptocurrencies deemed to be securities) may generally be offered or sold in the United States only pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration, and persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a broker or dealer. Any such determination that a cryptocurrency available for trading on our platform is a security could result in significant market dislocations, trading suspensions and lawsuits from customers. To the extent that the SEC or a court determines that any cryptocurrencies that are available for trading on the RHC platform are securities, that determination could prevent us from continuing to support trading of those cryptocurrencies. It may also result in regulatory enforcement penalties and financial losses to RHC in the event that RHC has liability to its customers and may need to compensate them for any losses or damages. A determination by the SEC or a court that a cryptocurrency that we currently make available for trading on our platform constitutes a security may also result in our determination that it is advisable to remove other cryptocurrencies from our platform that have similar characteristics to the cryptocurrency that was determined to be a security.
In addition, the growth of RHC may be adversely affected if we are not able to expand RHC’s platform to include additional cryptocurrencies that the SEC has determined to be securities or that we believe are likely to be determined to be securities. Our business could be adversely affected by the listing and delisting of cryptocurrencies on our trading platform and general trends concerning cryptocurrencies. In addition, future regulatory actions or policies may limit or restrict cryptocurrency usage, custody or trading, or the ability to convert cryptocurrencies to fiat currencies. For example, in August and September 2021, Chair Gensler remarked on the need for further regulatory oversight of crypto trading and crypto lending platforms. Transaction Rebates from cryptocurrency trading comprised a significant amount of our total revenues in the second quarter of 2021, representing 41% of our total revenues for the three months ended June 30, 2021. Any ~~such~~ future regulatory actions or policies may reduce the demand for cryptocurrency trading and may materially decrease our revenue derived from Transaction Rebates in absolute terms and as a proportion of our total revenues, which could have an adverse effect on our business, financial condition and results of operations.

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

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Daniel Gallagher, Chief Legal Officer
Brandon Webb, Corporate Controller
Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
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